Exhibit 99.1

ENVOY RECEIVES NOTIFICATION FROM NASDAQ

TORONTO, ON – April 5, 2010 – Envoy Capital Group Inc. (NASDAQ: ECGI/ TSX: ECG) (the "Company") today announced that it received written notification from The NASDAQ Stock Market ("NASDAQ") on March 30, 2010 advising the Company that because the bid price of the Company's common shares for the previous 30 consecutive trading days had closed below the minimum $1.00 per share (the "Minimum Price Requirement") required for continued listing on the NASDAQ Capital Market, the Company is not in compliance with NASDAQ Listing Rule 5550(a)(2).  The notification letter has no effect on the listing of the Company's common shares at this time.

Pursuant to NASDAQ Listing Rule 5810(c)(3)(A), the Company has been provided an initial grace period of 180 calendar days, or until September 27, 2010, to regain compliance with the Minimum Price Requirement, which requires a closing bid price of the Company's common shares at or above $1.00 per share for a minimum of 10 consecutive business days.  In the event the Company does not regain compliance by September 27, 2010, NASDAQ will provide written notification that the Company's common shares are subject to delisting.  If the Company is not deemed in compliance prior to September 27, 2010, but demonstrates that it meets all applicable standards for initial listing on the NASDAQ Capital Market (except the bid price requirement) on such date, it will be afforded an additional 180 calendar day compliance period.

The Company intends to monitor the bid price of its common shares between now and September 27, 2010, and will consider available options to regain compliance with the Minimum Price Requirement.

About Envoy Capital Group Inc.

Envoy Capital Group Inc. (NASDAQ:ECGI / TSX:ECG) is a merchant banking organization that focuses on providing financial services as well as equity and debt capital, to small and mid-cap companies. For more information on Envoy Capital Group Inc., visit our website at www.envoy.to

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Cautionary Statement

Certain statements contained in this press release may constitute "forward-looking statements" within the meaning of Section 21E (i) (1) of the United States Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Envoy Capital Group’s actual results to be materially different from any future results expressed or implied by these statements. Such factors include the following: general economic and business conditions, changes in demand for Envoy Capital Group’s services, changes in competition, the ability of Envoy Capital Group to integrate acquisitions or complete future acquisitions, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Envoy Capital Group that Envoy Capital Group’s plans and objectives will be achieved.  These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.

For further information, please call:
Envoy Capital Group Inc.
Contact: Andrew Patient
Tel: (416) 593-1212

Or contact our investor relations department at:  info@envoy.to